Exhibit 13(a)(4)

Change in Independent Registered Public Accounting Firm

Effective December 31, 2021 the Board of Trustees (the “Board”) of SCM Trust, a Massachusetts business trust (the “Trust”), including a majority of the Independent Trustees, upon recommendation and approval of the Audit Committee, appointed Cohen & Company, Ltd. (“Cohen”) to serve as the Trust’s independent registered public accounting firm for the fiscal year ending December 31, 2021. Cohen replaces Tait, Weller & Baker LLP (“Tait”) in this role. Tait did not resign and did not decline to stand for re-election. The Trust knows of no direct financial or material indirect financial interest of Cohen in the Trust.

Tait’s reports on the financial statements of the Trust for the fiscal years ended December 31, 1993 through December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 1993 through December 31, 2020, and the subsequent interim period through December 31, 2021, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-k and related instructions) with Tait on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Tait, would have caused Tait to make reference to the subject matter of the disagreements in connection with their reports on the Trust’s financial statements for such fiscal years.

During the fiscal years ended December 31, 1993, through August 31, 2020, and the subsequent interim period prior to engaging Cohen, neither the Trust, nor anyone on its behalf, consulted with Cohen with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might have been rendered on the Trust’s financial statements, and no written report or oral advice was provided that Cohen concluded was an important factor considered by the Trust in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

Tait has furnished the Trust with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated February 25, 2022 is attached as Attachment A to this exhibit.

Attachment A

taitweller.com

February 25, 2022

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	SCM Trust – Shelton Emerging Markets Fund; Shelton International Select Equity Fund;

Shelton Tactical Credit Fund; ICON Consumer Select Fund; ICON Equity Fund;

ICON Equity Income Fund; ICON Flexible Bond Fund;

ICON Health and Information Technology Fund;

ICON Natural Resources and Infrastructure Fund and ICON Utilities and Income Fund

Investment Company Act File Number 811-05617

To whom it may concern:

We have received a copy of, and are in agreement with, the statements concerning our Firm being made by the Trust pursuant to Item 304(a) of Regulation S-K in its Form N-SCR to be filed on or about March 1, 2022, captioned “Change in Independent Registered Public Accounting Firm.”

We hereby consent to the filing of this letter as an exhibit to the foregoing report.

Sincerely,

Tait, Weller & Baker LLP

cc:	Mr. Steve Rogers

1875 Lawrence Street, Suite 300

Denver, CO 80202-1805

Tait Weller • Philadelphia Office • O: 215.979.8800 • F: 215.979.8811 • Two Liberty Place • 50 S. 16th Street • Suite 2900 • Philadelphia, PA 19102-2529